
03050494

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Keika Express Co., Ltd.

*CURRENT ADDRESS 12-32, Kakiuchi-cho, Kadoma-shi
Osaka (Japan)

**FORMER NAME


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34718 FISCAL YEAR 3-31-02

• Complete for initial submissions only **** Please note name and address changes**

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5-1-03

82-34718

May 17, 2002

Brief Statement of Annual Financial Results for the Fiscal Year ended March 2002
(Consolidated)

Name of the Listed Company: **Keika Express Co., Ltd.**

Securities Exchange where Listed: **Osaka Securities Exchange, Co., Ltd.**

Security Code Number: **9374**

Location of Head Office: **Osaka-pref.**

URL: **http://www.keikaexp.co.jp/**

For Inquiries: **Yuzuru Yanaka, Operating Officer and Accounting Manager**

Telephone: +81-06-6907-5770 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

May 17, 2002

US GAAP: **Not applicable**

ARIS
3-31-02

1. Consolidated Earnings of Fiscal Year ended March 2002

(1) Consolidated Operating Result

	Net Sales	Operating Profit	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended March 2002	32,208 (24.8)	2,245 (95.5)	2,346 (86.7)
Fiscal Year ended March 2001	25,809 (9.5)	1,148 (△11.6)	1,256 (△7.2)

	Net Earnings	Net Earnings per Share	Net Earnings ~ per Share after adjustment of potential shares	Net Income Ratio of Share Capital	Recurring Profit Ratio of Gross Capital	Recurring Profit Ratio of Net Sales
	Millions of yen (%)	Yen	Yen	%	%	%
Fiscal Year ended March 2002	1,053 (54.8)	138.33	138.22	18.7	16.2	7.3
Fiscal Year ended March 2001	680 (△ 0.0)	96.78	—	16.3	11.2	4.9

(Footnotes: translation omitted)

(2) Consolidated Financial Condition

	Net Assets	Share Capital	Ratio of Share Capital	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended March 2002	17,249	6,110	35.4	794.93
Fiscal Year March 2001	11,718	5,130	43.8	676.87

(Footnotes: translation omitted)

(3) Condition of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalent
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year ended March 2002	Δ1,561	Δ195	2,659	3,055
Fiscal Year ended March 2001	488	Δ551	Δ230	2,153

(4) Matters concerning the Range of Consolidation and Equity Method

Consolidated Subsidiaries: 2

Non-consolidated Subsidiaries on Equity Method: 0

Non-consolidated Subsidiaries Not on Equity Method: 0

(5) Changes in the Range of Consolidation and Equity Method

New Consolidated Subsidiaries: 1

Excluded Consolidated Subsidiaries: 0

New Non-consolidated Subsidiaries on Equity Method: 0

Excluded Non-consolidated Subsidiaries on Equity Method: 0

2. Consolidated Earnings Forecast of Fiscal Year ended March 2003

	Net Sales	Recurring Profit	Net Earnings
	Millions of Yen	Millions of Yen	Millions of Yen
Interim Fiscal Year	16,678	691	480
Whole Fiscal Year	34,314	1,786	1,193

Reference: Estimated Current Net Earnings per Share

(Consolidated) 155.26 Yen

(Footnotes: translation omitted)

(Attachment)

1. Corporate Group

The Keika Express Group consists of Keika Express Co., Ltd. and its three subsidiaries, MC Convenience Co., Ltd., Luck PLC., and Keika Express CS Corporation. The Group's activities include consigned freight transportation business and owner-operator development businesses.

MC Convenience Co., Ltd., and Keika Express CS Corporation are consolidated subsidiaries, while Luck PLC., is a non-consolidated subsidiary. Luck PLC. became a wholly owned subsidiary on March 18, 2002.

Business Activities

- Transportation Section (consigned freight transportation business)

Activities in this segment include transportation of freight on behalf of customers, warehouse operations and delivery services, as well as various incidental services associated with transportation, such as installation, assembly, wiring, inspection and display of goods at delivery sites. Customers appreciate the ability of the Keika Group to provide services in areas that are generally difficult for major transportation firms, such as non-standard freight, high-frequency, small-lot freight, same-day freight, and transportation of fresh foodstuffs, as well as incidental services.

Consigned freight transportation services are provided mainly under long-term agreements with customers (shippers). The Keika Express Group helps shippers to outsource their physical distribution and related operations. Services contracted to Keika Express by shippers are actually performed by owner-operators who have signed basic outsourcing agreements with Keika Express. Part-timers and other workers who have not entered into basic outsourcing agreements are used for some incidental services.

Other revenues from transportation operations include commissions (contributions to the cost of freight accident countermeasures) on freight insurance obtained in connection with the Group's transportation services, and business development commissions (contributions to business development costs), which are received in consideration for referrals of customers for owner-operators. Freight insurance commissions and business development commissions are levied from owner-operators. Since July 2001, Keika Express has also started to levy sales guarantee contributions and business reporting and application expenses.

Keika Express CS Corporation owns its own trucks, which it uses mainly to provide transportation services for medium and large items, and incidental services. Since July 2001 it has also provided light freight transportation services in some regions.

- Sales Section (including owner-operator development)

The role of this business segment is to develop the owner-operators needed to assume freight transportation contracts. Revenues from this segment include sales of light trucks and accessories based on Keika Express specifications, credit guarantee commissions, and commissions from affiliated businesses, such as vehicle loan arrangement commissions and commissions received from finance companies for administrative services provided by Keika Express.

Keika Express maximizes earnings from its vehicle sales business in two ways. First, it reduces costs through bulk purchasing of vehicles, parts and other essentials. Second, it adds value to its vehicles by increasing load capacity and loading efficiency compared with vehicles available on the general market.

The demand for light truck freight transportation continues to grow. To keep pace with this growth in demand, Keika Express has expanded the scope of its owner-operator development activities to include existing companies as well as individuals.

In the past Keika Express restricted sales of vehicles built to its specifications solely to owner-operators. The aim of this policy was to differentiate Keika Express from its competitors. However, there is increasing external demand for Keika Express vehicles, and in July 2001 Keika Express commenced sales to users outside of its group.

The activities of Luck PLC. include the sale of used light trucks and accessories to Keika Express.

Segment	Item	Contents	Company Name
Transportation Section (Consigned Freight Transportation Business)	Income from transportation business	Outsources logistic operations	Keika Express Co., Ltd. Keika Express CS (Consolidated subsidiary)
	Other income	Incidental income to the above	
Sales Section (Owner Operator Development Business)	Income from sales of products	Sales of light motor trucks and their accessories to owner operators	Keika Express Co., Ltd. MC Convenience Co., Ltd. (Consolidated subsidiary) Luck PLC (Non-consolidated subsidiary)
	Other income from sales	Incidental income to the above	

[System diagram - see Investor Guide]

2. Management Policy

(1) Basic management policy

Keika Express Co., Ltd. describes itself as "a trucking firm without trucks." It accepts contracts from shippers and provides low-cost, small-lot transportation services and incidental services. These services are actually outsourced from owner-operators developed by Keika Express. This approach is known as "double-outsourcing."

The efforts of businesses to reduce costs are reflected in growing demand for physical distribution outsourcing. Consumer demand for home delivery services is also expanding. The basic management policy of Keika Express is to achieve shared prosperity with customers and owner-operators, and to earn the trust of shareholders through its role as a physical distribution partner capable of providing its customers with optimized physical distribution infrastructure, including support and consultation.

In recent years, Japan has experienced changes in its employment structure and a prolonged recession driven by a deflationary trend. The resulting restructuring in the business sector has had a major impact on both business activities and livelihoods.

These changes have also started to affect the physical distribution sector. Businesses are turning to strategic outsourcing so that they can focus their energies on their own core competencies, and most companies see the establishment of efficient physical distribution systems as a key priority. Keika Express will continue to offer physical distribution support and consultation in various formats to meet the growing demand for business outsourcing. Its mission is to work in partnership with its customers to build new physical distribution service infrastructure that reflect current needs, and to provide consistently innovative physical distribution services.

(2) Basic policy on profit appropriation

Reliable profit distribution to shareholders is one the most important management priorities for Keika Express. Dividends will continue to be decided on the basis of business results in each accounting period, taking into account the need to retain income for future business development.

(3) Medium- and long-range management strategy

As "a trucking firm without trucks," Keika Express uses light trucks to provide low-cost, small-lot transportation services under a non-asset business structure. Through this activity, it has helped businesses to establish optimized physical distribution systems. The strength of the Keika Express Group is derived from its ability to provide low-cost transportation of non-standard items through services that are distinctly different from those offered by conventional physical distribution companies, and from a sales development approach based on proposal marketing of physical distribution solutions that are customized to match the needs of individual businesses. Keika Express plans to expand and enhance its sales development operations, and to make its customized, non-standard physical distribution services the core for the continuing expansion of its business activities.

This strategy for the medium- to long-term future was reflected in the establishment of the new Keika B2B EXPRESS service, a small-lot transportation service for the business-to-business (B2B) market. Initially this service will be offered in the 23 wards of Tokyo proper. As demand grows, the service area will be expanded to include the entire Tokyo Metropolitan Area, and eventually the Chubu and Kinki regions as well. Keika Express plans to attract demand for this type of service by moving into the larger market for small-lot mixed-load transportation services for businesses. It will diversify its operations to include not only its existing freight services, which are based on the exclusive use of vehicles for individual businesses, but also combined-load services for multiple businesses. Keika Express has already completed its nationwide network. In the future, it will use long-distance combined-load operators, including some acquired through M&A, in addition to its owner-operators. These networks will continue to be operated under a highly efficient model based on utilization rather than ownership. This approach will allow Keika Express to develop low-cost, order-made services that are distinctly different from the services offered by conventional physical distribution contractors.

(4) Challenges

A key issue affecting the owner-operator development business relates to Japan's employment environment over the past few years. There has been sustained growth in the number of applicants wishing to become owner-operators, but the financial status of applicants has continued to deteriorate over the years. Keika Express has limited the number of new owner-operators accepted for development, but owner-operator recruitment remains an imperative because of the growth of its transportation business. One solution has been the establishment of a start-up support business for light-truck transportation operators based on the partial outsourcing of owner-operator development. In addition, Keika Express will also build efficient light-truck transportation capacity through the use of M&A and alliances to secure mixed-load freight operators. Keika Express aims to secure owner-operators while minimizing its exposure to new long-term receivables and other burdens. It will work under this structure to expand the use of double-outsourcing in its transportation operations.

(5) Policies concerning the development of the management organization

The basic policy of the Board of Directors of Keika Express is to make prompt management decisions after careful discussion and verification of management issues, business opportunities, and related management strategies at its monthly meetings. Management checking functions include audits carried out by the audit committee and an audit corporation. In addition, auditors are invited to speak and offer opinions at board meetings as part of continuing efforts to ensure good corporate governance.

3. Business Performance and Financial Position

(1) Business performance

a. Performance in the current business year

The Japanese economy remained generally slow during the year ended March 2002. There was no sign of improvement in consumer spending, which continued to be affected by uncertainty about the employment and income environment. Business conditions also worsened, leading to major corporate bankruptcies and a stock market slump. In addition, businesses responded to a continuing deflationary trend by reducing production and capital investment.

It was also a difficult year for the transportation sector. In addition to the ongoing deflationary trend, the global IT slump caused a downturn in the Japanese manufacturing sector. Declining business performance and the September 11 terrorist attacks in the United States had a major impact in the second half of the year. Companies across the entire industrial spectrum limited their transportation-related capital investment. Even in the home delivery business, which had been a driving force in the transportation sector, companies struggled to cope with a fall in the number of items handled.

The Keika Express Group continued to develop its business activities, especially its freight contracting operations, in this environment. In addition to the traditional demand for low-cost, non-standard freight services, Keika Express also responded to the growing need for incidental services relating to the transportation and delivery of medium and large freight items through proposal sales based on outsourced transportation services using light trucks, and through active coordination of services under business partnerships with physical distribution companies. This combination of approaches allowed Keika Express to attract large volumes of contract business.

Consolidated net sales in the year ended March 2002 amounted to ¥32,208 million, an increase of 24.8% over the previous year's result. Consolidated results were affected by performance of Keika Express CS Corporation (formerly Footwork Delivery Service Corporation), which became a consolidated subsidiary in the current accounting period. Despite this, recurring profit increased by 86.7% year-on-year to ¥2,346 million, while net profit was 54.8% higher and reached a new record of ¥1,053 million.

Keika Express CS has been operating profitably since January 2002, and its ordinary loss has improved to ¥253 million, compared with ¥302 million in the first half.

Segment Information

- Transportation Section

There is growing demand for low-cost, small-lot delivery services, and demand for physical distribution outsourcing is also expanding. Keika Express worked energetically to capture demand for its freight contracting business by developing alliances with Seino Transportation Co., Ltd. and other physical distribution companies and subcontractors, based on the use of light trucks.

Keika Express continued its efforts to attract new shippers. In addition to its traditional proposal sales approach, which focuses on the reduction of physical distribution costs, it also actively built alliances and expanded its sales force. Where low prices made services unprofitable, Keika Express negotiated phased increases with the shippers concerned, with the result that the non-consolidated ratio of gross profit to sales improved from 25.8% in the previous year to 27.6% in the current year. This improvement reflects customer recognition of the true value of the Keika Express business model. It also reflects changes in physical distribution needs over the past few years, including a trend toward high-frequency, small-lot transportation, and a gradual increase in the use of light trucks to reduce delivery costs.

At the consolidated level, the ratio of gross profit to sales fell to 24.0%, compared with 25.8% in the previous year. This is because the in-house physical distribution costs of Keika Express CS, such as labor costs, service costs, maintenance costs and depreciation, are included in the cost of sales. However, Keika Express CS moved into the black in January 2002, and sales in the transportation segment were excellent, with a 27.6% year-on-year increase to ¥22,432 million.

- Sales Section

The lack of improvement in the Japanese employment environment was reflected in further growth in the number of people wishing to become independent business operators through the Keika Express owner-operator development system. The most important priority for Keika Express is the improvement of quality in its transportation operations. During the year under review it worked to recruit quality owner-operators by tightening its screening procedures to ensure the suitability of applicants. Despite this tightening of the criteria, sales from the development business showed a healthy 18.8% increase over the previous year's result to ¥9,776 million. This reflects the contribution from vehicle sales to incorporated operators, which began in the period under review.

b. Forecast for the Year to March 2003

Economic conditions are expected to remain difficult in the coming fiscal year. However, this situation will have a positive effect on Keika Express, which specializes in proposal of cost-cutting solutions based on the outsourcing of physical distribution.

Moreover, the focus of demand is shifting from consolidated transportation in medium or large trucks to delivery in light trucks that are suitable for low-cost, high-frequency small-lot transportation. As in the previous year, Keika Express responded to this change by working to discover new shippers, and by expanding the scope of its group activities through business alliances, M&A and other approaches. The current business year was seen as a transitional period in which management policies focused increasingly on consolidated activities as a structure for the efficient networking of operations. Keika Express will continue to operate under a business style based on utilization rather than ownership. The core of that business style, and the source of the Keika Express Group's strength, is business development.

Expansion into new markets is also a focus. Keika Express is working to expand the scope of activities by using light trucks to establish a presence in the market for mixed-load small-lot transportation. It is also using M&A and other means to secure mixed-load carriers throughout Japan. Keika Express will increase its efforts to attract customers by achieving high standards of efficiency through the outsourcing of actual transportation operations.

Keika Express CS, which is now a consolidated subsidiary, has achieved positive monthly results since January 2002. Its goal now is to improve its performance over the whole year by working closely with the business development organization of Keika Express to expand its handling of medium and large non-standard goods, in addition to the development of its light-truck transportation business.

Results for the year to March 2003 are expected to show sales of ¥34,314 million, an increase of 6.5% over the previous year's total, while ordinary profit is expected to be 23.9% lower at ¥1,786 million. The predicted net income figure of ¥1,193 million represents a year-on-year increase of 13.3%.

4. Financial Position

(1) Overview of Current Consolidated Accounting Period

(millions of yen)

Item	Current Term (April 1, 2001-March 31, 2002)	(Previous Term (April 1, 2000-March 31, 2001)	Year-on-Year Increase (Decrease)
Cash flows from operating activities	(1,561)	488	(2,050)
Cash flows from investment activities	(195)	(551)	355
Cash flows from financial activities	2,659	(230)	2,889
Increase (decrease) in cash and cash equivalents	902	(292)	1,194
Term-end balance of cash and cash equivalents	3,055	2,153	902

Cash and cash equivalents reached ¥3,055 million in the current consolidated accounting period, an increase of ¥902 million compared with the position in the previous consolidated accounting term.

Cash flows from operating activities

Net profit before provision for income taxes, etc., increased by ¥1,068 million over the previous year's level. However, cash flows from operating activities were negative by ¥1,561 million, compared with a positive result of ¥488 million in the previous accounting period. This reflects increases in trade receivables and installment sales receivable.

Cash flows from investment activities

Cash flows from investment activities were negative by ¥195 million, compared with a negative figure of ¥551 million in the previous accounting period. The change was mainly attributable to higher short-term lending.

Cash flows from financial activities

Cash flows from financial activities were positive by ¥2,659 million, up from negative ¥230 million in the previous accounting period. This resulted primarily from increased short- and long-term borrowing.

(2) Outlook for the Coming Year

In relation to cash flows from operating activities, Keika Express will continue its efforts to recruit high-quality owner-operators while minimizing its exposure to new long-term receivables and other burdens. Cash flows used in investment activities will be kept to the minimum required for business expansion. As far as cash flows from financial activities are concerned, management is determined to minimize the cost of funds through the effective use of the commitment line.

CONSOLIDATED BALANCE SHEET

(Unit: Millions of Yen)

ASSETS					
Item	This Consolidated Fiscal Year (March 31, 2002)		Previous Consolidated Fiscal Year (March 31, 2001)		Compared with the Previous Fiscal Year
	Amount	Ratio	Amount	Ratio	
		%		%	
Current Assets	11,501	66.7	7,785	66.4	3,715
Cash on hand and in bank	3,785		2,700		1,084
Notes receivable and accounts receivable	4,039		2,436		1,602
Installment account receivable	2,141		1,711		430
Inventories	107		40		67
Deferred tax assets	247		132		115
Others	1,247		821		426
Allowance for doubtful receivable	△ 68		△ 57		△ 11
Fixed Assets	5,747	33.3	3,933	33.6	1,814
(Tangible Fixed Assets)	949	5.5	886	7.6	62
Buildings and structures	277		270		6
Machinery and delivery equipment	163		-		163
Delivery equipment	-		128		△ 128
Land	426		416		9
Others	82		71		10
(Intangible Fixed Assets)	418	2.4	99	0.8	319
Intangible Fixed Assets	418		99		319
(Investments and other assets)	4,379	25.4	2,947	25.2	1,432
Long-term accounts receivable	1,956		1,694		261
Claims in bankruptcy	1,461		541		920
Deferred tax assets	879		649		229
Deposits	980		754		225
Others	356		273		82
Allowance for doubtful receivable	△ 1,254		△ 966		△ 287
Total of Assets	17,249	100.0	11,718	100.0	5,530

LIABILITIES					
Item	This Consolidated Fiscal Year (March 31, 2002)		Previous Consolidated Fiscal Year (March 31, 2001)		Compared with the Previous Fiscal Year
	Amount	Ratio	Amount	Ratio	
		%		%	
Current Liabilities	8,688	50.4	4,944	42.2	3,744
Notes payable and accounts payable	568		223		344
Short-term loans payable	2,455		883		1,571
Corporate bonds payable (redemption less than one year)	96		-		96
Long-term loans payable (maturity less than one year)	1,035		706		328
Accounts payable to business consignors	1,538		1,415		122
Corporation tax, etc.payable	1,108		402		706
Reserves for remuneration	118		94		24
Deffered interest for installment	755		567		188
Other Current Liabilities	1,013		650		362
Fixed Liabilities	2,450	14.2	1,643	14.0	806
Bonds	204		-		204
Long-term loans payable	1,787		1,279		508
Reserves for retirement grants	97		22		75
Reserves for retirement grants for retiring Directors and Corporate Auditors	256		230		25
Others	104		111		△ 6
Total of Liabilities	11,138	64.6	6,587	56.2	4,551
MINORITY INTEREST					
Minority Interest	-	-	-	-	-
EQUITY					
Paid-in capital	1,262	7.3	1,182	10.1	79
Additional paid-in capital	1,188	6.9	1,108	9.5	80
Surplus from consolidation	3,673	21.3	2,846	24.3	826
Variance of the estimate of other securities	△ 13	△ 0.1	△ 6	△ 0.1	△ 7
Treasury Shares	△ 0	△ 0.0	-	-	△ 0
Total of Equity	6,110	35.4	5,130	43.8	979
Total of Liabilities, Minority Interest, and Equity	17,249	100.0	11,718	100.0	5,530

CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: Millions of Yen)

Item	This Consolidated Fiscal Year [April 1, 2001 – March 31, 2002]		Previous Consolidated Fiscal Year [April 1, 2000 – March 31, 2001]		Compared with the Previous Fiscal Year
	Amount	Ratio	Amount	Ratio	
		%		%	
Net Sales	32,208	100.0	25,809	100.0	6,398
Sales Cost	20,006	62.1	15,616	60.5	4,389
Gross Profit on Sales	12,202	37.9	10,192	39.5	2,009
Selling Expenses and Administrative Expenses	9,957	30.9	9,044	35.0	912
Operation Profit	2,245	7.0	1,148	4.5	1,096
Non-Operating Income	207	0.6	191	0.7	16
Commission Earned	69		91		△ 21
Compensation for Damage	91		48		42
Others	46		51		△ 4
Non-Operating Expenses	106	0.3	83	0.3	23
Interest Payable	26		31		△ 4
Others	80		51		28
Recurring Profit	2,346	7.3	1,256	4.9	1,089
Special Profit	1	0.0	0	0.0	0
Gain on sale of fixed assets	1		0		0
Special Loss	52	0.2	30	0.1	22
Loss from sale of fixed assets	-		0		△ 0
Loss on retirement of fixed assets	7		9		△ 1
Appraisal loss from investment securities	45		-		45
Costs for intruduction of accounting standard for retirement benefits	-		20		△ 20
Net Earnings before tax, etc.	2,295	7.1	1,227	4.8	1,067
Corporate tax, Resident tax and Enterprise tax	1,527	4.7	785	3.0	742
Corporate tax, etc. of previous periods	53	0.2	-	-	53
Adjustment for Corporation tax, etc.	△ 339	△ 1.1	△ 237	△ 0.8	△ 101
Net Earnings	1,053	3.3	680	2.6	372

STATEMENT OF CONSOLIDATED SURPLUS

(Unit: Millions of Yen)

Item	This Consolidated Fiscal Year [April 1, 2001 – March 31, 2002]	Previous Consolidated Fiscal Year [April 1, 2000 – March 31, 2001]
	Amount	Amount
Initial Balance of Consolidated Surplus	2,846	2,316
Decrease in Consolidated Surplus	226	150
Dividends	208	131
Bonus paid to Directors	18	18
Net Earnings	1,053	680
Closing Balance of Consolidated Surplus	3,673	2,846

STATEMENT OF CONSOLIDATED SURPLUS

(Unit: Millions of Yen)

Item	This Consolidated Fiscal Year [April 1, 2001 March 31, 2002]	Previous Consolidated Fiscal Year [April 1, 2000 March 31, 2001]
	Amount	Amount
Initial Balance of Consolidated Surplus	2,846	2,316
Decrease in Consolidated Surplus	226	150
Dividends	208	131
Bonus paid to Directors	18	18
Net Earnings	1,053	680
Closing Balance of Consolidated Surplus	3,673	2,846

STATEMENT OF CONSOLIDATED CASH FLOW

(Unit: Millions of Yen)

Item	This Consolidated Fiscal Year [April 1, 2001 – March 31, 2002] Amount	Previous Consolidated Fiscal Year [April 1, 2000 – March 31, 2001] Amount
Cash Flow from Operating Activities		
Net Earnings before tax, etc.	2,295	1,227
Depreciation expenses	140	126
Increase in reserves for credit losses	294	472
Increase in reserves for bonus payment	6	4
Increase or decrease in employees retirement benefit	△ 37	22
Increase in reserves for retirement grants for retiring Directors and Corporate Auditors	25	23
Interest earned and dividend earned	△ 2	△ 2
Interest payment	26	31
Increase in trade receivable	△ 2,345	△ 1,328
Increase or decrease in installment credit	△ 529	364
Increase or decrease in inventory assets	△ 44	△ 28
Increase or decrease in purchase amount payable	△ 47	219
Increase in unpaid consumption tax, etc.	128	17
Increase or decrease in other assets or debt	△ 672	14
Others	107	△ 10
Sub-total	△ 654	1,154
Amount receivable for interest rate and dividend	2	2
Amount paid for interest rate	△ 33	△ 26
Amount paid for corporate tax, etc.	△ 876	△ 642
Cash Flow from Operating Activities	△ 1,561	488
Cash Flow from Investing Activities		
Expenditure for fixed-term deposits	△ 472	△ 408
Receipts from fixed-term deposits	300	300
Expenditure for acquisition of investment securities	△ 80	△ 121
Receipts from sale of investment securities	3	-
Expenditure for acquisition of tangible property	△ 141	△ 113
Receipts from sale of tangible property	2	11
Receipts from acquisition of shares of subsidiaries newly consolidated	515	-
Others	△ 322	△ 219
Cash Flow from Investing Activities	△ 195	△ 551
Cash Flow from Financing Activities		
Net balance of short-term borrowing	1,571	△ 846
Receipts from long-term debt	1,700	150
Expenditure for payment of long-term borrowing	△ 862	△ 811
Paid amount for dividends	△ 208	△ 131
Receipts from issuing stocks	159	1,410
Receipts from issuing company bonds	300	-
Receipts from reacquired share	△ 0	-
Cash Flow from Financing Activities	2,659	△ 230
Commutation balance of cash and cash equivalent	-	-
Increase or decrease in cash and cash equivalent	902	△ 292
Initial balance of cash and cash equivalent	2,153	2,445
Closing Balance of Cash and Cash Equivalent	3,055	2,153

(Footnotes) [translation omitted other than segment information]

Segment Information

(1) Business Segments

Current Fiscal Year (from April 1, 2001 to March 31, 2002)

The principal business operations of the Keika Express Group are freight transportation contracting and owner-operator development. Separate segment information for these activities was not previously shown in the accounts because they were seen as a single, indivisible business segment, consisting of the sale of light trucks built to Keika Express specifications to owner-operators to support the establishment of their businesses (owner-operator development), and the contracting of owner-operators to provide transportation services contracted to Keika Express by customers.

In the current term, Keika Express has started to sell its light trucks to non-group users as well as to owner-operators. It has also turned Keika Express CS, which owns trucks and is involved primarily in provision of medium and large freight transportation services and related incidental services, into a consolidated subsidiary. These changes have partially reduced the linkage between freight transportation contracting and owner-operator development, and segment information will therefore be shown separately, starting with the current term.

(Millions of yen)

	Transportation	Owner-Operator Development	Total	Eliminations/ Corporate	Consolidated
I. Sales and Operating Income					
Sales					
(1) Sales to customers	22,432	9,776	32,208	•	32,208
(2) Intersegment sales and transfers	•	117	¥117	(¥117)	•
Total	22,432	9,893	32,325	(117)	32,208
Operating expenses	21,621	7,110	28,732	1,231	29,963
Operating income	810	2,782	3,593	(1,348)	2,245
II. Total Assets, Depreciation and Capital Expenditures					
Total assets	4,336	8,286	12,623	4,625	17,249
Depreciation	84	27	112	27	140
Capital expenditures	132	39	172	8	180

2. Names of Main Goods and Products in Each Segment

Segment	Product	Details
Transportation section	Freight transportation revenues	Contracting of light-truck freight transportation and incidental service

(Consigned freight transportation)		
	Other operating revenues	Freight insurance commissions, business development commissions, etc., pertaining to the above activities
Sales section (Owner-operator development)	Sales of goods	Revenues from sales of light-truck vehicles and accessories based on Keika Express specifications to owner-operators
	Other operating revenues	Affiliation charges, etc., pertaining to the above activities

3. Operating expenses include eliminations and corporate items that cannot be apportioned. These amount to ¥1,315 million and relate mainly to the parent company's administrative operations.
4. Assets include corporate assets amounting to ¥4,619 million, including eliminations and corporate items. These items relate mainly to the parent company's surplus investment funds (cash), long-term investment funds (investment securities), and administration-related assets, etc.

5. Sales Condition

(Unit: Millions of Yen)

Segment	This Interim Consolidated (April 1, 2001 – March 31, 2002)		Previous Interim (April 1, 2000 – March 31, 2001)		Compared with the Previous Fiscal Year	
	Amount of sales	Ratio	Amount of Sales	Ratio	Increased Amount	Ratio
Transportation business (Freight consignment)	22,432	69.6	17,577	68.1	4,854	27.6
Development business (Business consigners, etc.)	9,776	30.4	8,232	31.9	1,544	18.8
Total	32,208	100.0	25,809	100.0	6,398	24.8

May 17, 2002

Brief Statement of Financial Statement for the Fiscal Year ended March 2002 (Non-consolidated)

Name of the Listed Company: **Keika Express Co., Ltd.**

Securities Exchange where Listed: **Osaka Securities Exchange, Co., Ltd.**

Security Code Number: **9374**

URL: http://www.keikaexp.co.jp/

Location of Head Office: **Osaka-pref.**

For Inquiries: **Yuzuru Yanaka, Operating Officer and Accounting Manager**

Telephone: +81-06-6907-5770 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

May 17, 2002

Interim Dividends: **Applicable**

Unit Share System: **Applicable (1 unit = 100 Shares)**

1. Consolidated Earnings of Fiscal Year ended March 2002

(1) Operating Result

	Net Sales	Operating Profit	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended March 2002	30,024 (17.8)	2,913 (151.1)	2,989 (144.5)
Fiscal Year ended March 2001	25,486 (9.5)	1,159 (Δ12.8)	1,222 (Δ11.5)

	Net Earnings	Net Earnings per Share	Net Earnings ~ per Share after adjustment of potential shares	Net Income Ratio of Share Capital	Recurring Profit Ratio of Gross Capital	Recurring Profit Ratio of Net Sales
	Millions of yen (%)	Yen	Yen	%	%	%
Fiscal Year ended March 2002	1,586 (137.4)	208.39	208.21	26.2	25.3	10.0
Fiscal Year ended March 2001	668 (Δ 5.7)	95.07	—	15.4	13.6	4.8

(Footnotes: translation omitted)

(2) Condition of Dividends

	Annual Dividends per Share			Aggregate Amount of Dividends per annum	Dividends payment	Ratio of Dividends to Shareholders' Equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of Yen	%	%
Fiscal Year ended March 2002	35.00	12.50	22.50	267	16.9	3.9
Fiscal Year ended March 2001	25.00	10.00	15.00	179	26.9	3.4

(Footnotes: translation omitted)

(3) Financial Condition

	Net Assets	Share Capital	Ratio of Share Capital	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended March 2002	14,096	6,804	48.3	885.30
Fiscal Year ended March 2001	9,538	5,291	55.5	698.12

(Footnotes: translation omitted)

2. Earnings Forecast of Fiscal Year ended March 2003

	Net Sales	Recurring Profit	Net Earnings			
				Interim	Year-end	
	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim Fiscal Year	15,263	379	184	12.50	—	—
Whole Fiscal Year	31,635	1,163	602	—	12.50	25.00

Reference: Estimated Current Net Earnings per Share 78.38 Yen

(Footnotes: translation omitted)

Balance Sheet

(Unit: Millions of Yen)

ASSETS					
Item	This Fiscal Year (March 31, 2002)		Previous Fiscal Year (March 31, 2001)		Compared with the Previous Fiscal Year
	Amount	Ratio	Amount	Ratio	
		%		%	
Current Assets	9,189	65.2	5,981	62.7	3,208
Cash on hand and in bank	3,211		2,472		738
Notes receivable	5		3		1
Accounts receivable	3,934		2,620		1,313
Products	59		39		18
Inventories	48		0		48
Deferred tax assets	113		50		63
Others	1,863		839		1,024
Allowance for doubtful receivable	△ 45		△ 45		△ 0
Fixed Assets	4,906	34.8	3,557	37.3	1,349
(Tangible Fixed Assets)	867	6.2	885	9.3	△ 17
Buildings	261		266		△ 5
Land	416		416		-
Others	189		202		△ 12
(Intangible Fixed Assets)	103	0.7	89	0.9	13
Intangible Fixed Assets	103		89		13
(Investments and other assets)	3,935	27.9	2,581	27.1	1,353
Long-term accounts receivable	1,860		1,577		283
Claims in bankruptcy	1,128		372		756
Deferred tax assets	453		414		38
Deposits	887		744		143
Others	595		294		300
Allowance for doubtful receivable	△ 990		△ 821		△ 168
Total of Assets	14,096	100.0	9,538	100.0	4,558

LIABILITIES					
Item	This Fiscal Year (March 31, 2002)		Previous Fiscal Year (March 31, 2001)		Compared with the Previous Fiscal Year
	Amount	Ratio	Amount	Ratio	
Current Liabilities	6,452	% 45.7	3,768	% 39.5	2,683
Accounts payable	262		222		40
Short-term loans payable	2,150		755		1,394
Corporate bonds payable (redemption less than one year)	96		-		96
Long-term loans payable (maturity less than one year)	225		217		7
Accounts payable to business consignors	1,571		1,415		156
Corporation tax, etc. payable	1,008		390		617
Reserves for remuneration	102		91		11
Others	1,036		675		361
Fixed Liabilities	839	6.0	477	5.0	361
Bonds	204		-		204
Long-term loans payable	40		-		40
Convertible Bonds	325		225		99
Reserves for retirement grants	15		22		△ 7
Reserves for retirement grants for retiring Directors and Corporate Auditors	255		230		24
Total of Liabilities	7,291	51.7	4,246	44.5	3,045
EQUITY					
Paid-in capital	1,262	9.0	1,182	12.4	79
Additional paid-in capital	1,188	8.5	1,108	11.6	80
Earned surplus reserve	48	0.3	35	0.4	13
Other surplus	4,319	30.6	2,972	31.2	1,346
1. Voluntary reserve	2,500		2,000		500
2. Unappropriated retained earnings	1,819		972		846
Variance of the estimate of other securities	△ 13	△ 0.1	△ 6	△ 0.1	△ 7
Treasury Shares	△ 0	△ 0.0	-	-	△ 0
Total of Equity	6,804	48.3	5,291	55.5	1,512
Total of Liabilities, and Equity	14,096	100.0	9,538	100.0	4,558

Profit and Loss Statement

(Unit: Millions of Yen)

Item	This Consolidated Fiscal Year [April 1, 2001 – March 31, 2002]		Previous Consolidated Fiscal Year [April 1, 2000 – March 31, 2001]		Compared with the Previous Fiscal Year
	Amount	Ratio	Amount	Ratio	
		%		%	
Net Sales	30,024	100.0	25,486	100.0	4,537
Sales Cost	17,414	58.0	15,453	60.6	1,960
Gross Profit on Sales	12,609	42.0	10,032	39.4	2,577
Selling Expenses and Administrative Expenses	9,696	32.3	8,872	34.8	823
Operation Profit	2,913	9.7	1,159	4.6	1,753
Non-Operating Income	198	0.7	161	0.6	36
Interest receivable and Dividends	8		4		4
Commission Earned	69		91		△ 21
Compensation for Damage	91		48		42
Others	28		17		10
Non-Operating Expenses	121	0.4	98	0.4	22
Interest Payable	21		30		△ 9
Expenses for issue of bonds	16		-		16
Cancel charge payable	20		16		4
Expenses for Initial public offering	3		13		△ 10
Others	59		38		21
Recurring profit	2,989	10.0	1,222	4.8	1,766
Special Profit	1	0.0	0	0.0	0
Gain on sale of fixed assets	1		0		0
Special Loss	46	0.2	30	0.1	16
Loss from sale of fixed assets	-		0		△ 0
Loss on retirement of fixed assets	6		9		△ 2
Appraisal loss from investment securities	40		-		40
Costs for intruduction of accounting standard for retirement benefits	-		20		△ 20
Net Earnings before tax, etc.	2,944	9.8	1,193	4.7	1,750
Corporate tax, Resident tax and Enterprise tax	1,401	4.7	735	2.9	666
Corporate tax, etc. of previous periods	52	0.1	-	-	52
Adjustment for Corporate tax, etc.	△ 96	0.3	△ 210	△ 0.8	114
Net Earnings	1,586	5.3	668	2.6	918
Earned surplus carried forward to this Interim Fiscal Year	326		376		△ 50
Interim Dividends	94		65		28
Earned surplus reserved with regard to Interim Dividends	-	-	6		△ 6
Unappropriated retained earnings	1,819		972		846

Statement of Appropriation of Profit (Plan)

Item	This Fiscal Year [April 1, 2001 March 31, 2002]	Previous Fiscal Year [April 1, 2000 March 31, 2001]	Compared with the Previous Fiscal Year
I Unappropriated retained earnings of this Fiscal Year	1,819	972	846
II Amount of appropriation of profit			
1 Earned Reserve	-	13	▵ 13
2 Dividend	172	113	59
	[Ordinary dividends per Share 12.5 yen Memorial dividends per Share 10 yen]	[Ordinary dividends per Share 10 yen Memorial dividends per Share 5 yen]	
3 Bonus paid to directors	27	18	9
(Bonus paid to auditors)	(0)	(0)	0
4 Contingent reserve	1,000	500	500
III Earned surplus carried forward to the next Fiscal Year	618	326	291

#12 AND #13

BRIEF STATEMENT

OF

INTERIM FINANCIAL RESULTS

November 15, 2001

Brief Statement of Interim Financial Results for the Fiscal Year ended March 2002 (Consolidated)

Name of the Listed Company: **Keika Express Co., Ltd.**

Securities Exchange where Listed: **Osaka Securities Exchange**

Security Code Number: **9374**

Location of Head Office: **Osaka-pref.**

For Inquiries: **Yuzuru Taninaka, Accounting Manager**

Telephone: +81-06-6907-5770 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

November 15, 2001

US GAAP: **Not applicable**

1. Earnings of Interim Fiscal Year ended September 2001

(1) Operating Result

	Net sales	(Compared with the previous interim fiscal year)	Operating profit	(Compared with the previous interim fiscal year)	Recurring profit	(Compared with the previous interim fiscal year)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim fiscal year ended September 2001	14,848	(18.9)	306	(Δ54.3)	360	(Δ50.9)
Interim fiscal year ended September 2000	12,489	(11.0)	671	(Δ2.2)	733	(9.4)
Fiscal year ended March 2001	25,809		1,148		1,256	

	Interim net earnings	(Compared with the previous interim fiscal year)	Interim net earnings per share	Interim net earnings per share after adjustment of potential shares
	Millions of yen	%	Yen	Yen
Interim fiscal year ended September 2001	Δ73	(–)	Δ9.71	–
Interim fiscal year ended September 2000	405	(29.9)	61.61	–
Fiscal year ended March 2001	680	–	96.78	–

(Footnotes: translation omitted)

(2) Financial Condition

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Interim fiscal year ended September 2001	14,196	4,922	34.7	649.36
Interim fiscal year ended September 2000	10,302	3,515	34.1	534.22
Fiscal year ended March 2001	11,718	5,130	43.8	676.87

(Footnotes: translation omitted)

(3) Condition of Cash Flow

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Closing balance of cash and cash equivalent
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim fiscal year ended September 2001	△2,435	324	1,931	1,974
Interim fiscal year ended September 2000	540	△166	△697	2,122
Fiscal year ended March 2001	488	△551	△230	2,153

(4) Matters concerning the Range of Consolidation and Equity Method

Consolidated Subsidiaries: 2

Non-consolidated Subsidiaries on Equity Method: 0

Non-consolidated Subsidiaries Not on Equity Method: 0

(5) Changes in the Range of Consolidation and Equity Method

①New Consolidated Subsidiaries: 1

Excluded Consolidated Subsidiaries: 0

New Non-consolidated Subsidiaries on Equity Method: 0

Excluded Non-consolidated Subsidiaries on Equity Method: 0

②Change in GAAP Not applicable

2. Earnings Forecast of Fiscal Year ended March 2002

	Net sales	Recurring profit	Current net earnings
	Millions of yen	Millions of yen	Millions of yen
Whole fiscal year	32,501	2,453	1,020

Reference: Estimated Current Net Earnings per Share

(Consolidated) 134.66 Yen

Estimated Current Net Earnings per Share

(Non-consolidated) 215.93 Yen

(Footnotes: translation omitted)

Reference: Non-consolidated Earnings of Interim Fiscal Year September 2001

Net sales	(Compared with the previous interim fiscal year)	Operating profit	(Compared with the previous interim fiscal year)	Recurring profit	(Compared with the previous interim fiscal year)
Millions of yen	%	Millions of yen	%	Millions of yen	%
13,609	(12.4)	786	(63.9)	827	(64.1)

Interim net earnings	(Compared with the previous interim fiscal year)	Interim net earnings per share	Total assets	Shareholders' equity
Millions of yen	%	Yen	Millions of yen	Millions of yen
356	(30.3)	47.02	10,966	5,513

(Attachment)

1. Corporate Group

The Keika Express Group (Keika Express Co., Ltd. and its associated companies) consists of Keika Express Co., Ltd. and its three subsidiaries, MC Convenience Co., Ltd., Luck PLC, and Keika Express CS Corporation. The Group's activities include freight transportation contracting and owner-operator development businesses. MC Convenience Co., Ltd. and Keika Express CS Corporation are consolidated subsidiaries, while Luck PLC, is a non-consolidated subsidiary.

Keika Express CS Corporation became a consolidated subsidiary of Keika Express Co., Ltd. on April 16, 2001, through the acceptance of a third-party allocation of 240,000 Footwork Delivery Service Corporation shares. Keika Express invested ¥240 million in the shares, and its shareholding after the allocation was 75.0%. The trading name was changed on May 1, 2001.

Business Activities

- Transportation Section (consigned freight transportation business)

Activities in this segment include transportation of freight on behalf of customers, warehouse operations and delivery services, as well as various incidental services associated with transportation, such as installation, assembly, wiring, inspection and display of goods at delivery sites. Customers appreciate the ability of the Keika Group to provide services in areas that are generally difficult for major transportation firms, such as non-standard freight, high-frequency, small-lot freight, same-day freight, and transportation of fresh foodstuffs, as well as incidental services.

Freight transportation contracting services are provided mainly under long-term agreements with customers (shippers). The Keika Express Group helps shippers to outsource their physical distribution and related operations. Services contracted to Keika Express by shippers are actually performed by owner-operators who have signed basic outsourcing agreements with Keika Express. Part-timers and other workers who have not entered into basic outsourcing agreements are used for some incidental services.

Other revenues from transportation operations include commissions (contributions to the cost of freight accident countermeasures) on freight insurance obtained in connection with the Group's transportation services, and business development commissions (contributions to business development costs), which are received in consideration of the discovery of customers for owner-operators. Freight insurance commissions and business development commissions are levied from owner-operators. Since July 2001, Keika Express has also started to levy sales guarantee contributions and business reporting and application expenses.

Keika Express CS Corporation, which became a subsidiary in April 2001, owns its own freight vehicles, which it uses mainly to provide transportation services for medium and large items, and incidental services. Since July 2001 it has also provided light freight transportation services in some regions.

- Sales Section (including owner-operator development business)

The role of this business segment is to develop the owner-operators needed to perform freight transportation contracts. Revenues from this segment include sales of light freight vehicles and accessories based on Keika Express specifications, credit guarantee commissions, and commissions from affiliated businesses, such as vehicle loan arrangement commissions and commissions received from finance companies for administrative services provided by Keika Express.

Keika Express maximizes earnings from its vehicle sales business in two ways. First, it reduces costs through bulk purchasing of vehicles, parts and other requirements. Second, it adds value to its vehicles by increasing load capacity and loading efficiency compared with vehicles available on the general market.

The demand for light truck freight transportation continues to grow. To keep pace with this growth in demand, Keika Express has expanded the scope of its owner-operator development activities to include existing companies as well as individuals.

In the past Keika Express had a policy of limiting sales of vehicles based on its specifications to owner-operators. The aim of this policy was to differentiate Keika Express from its competitors. However, there is increasing external demand for Keika Express vehicles, and in July 2001 Keika Express commenced sales to users outside of its group.

The activities of Luck PLC include the sale of used light freight vehicles and accessories to Keika Express.

Segment	Item	Contents	Company Name
Transportation section (Consigned freight transportation business)	Income from transportation business	Outsources logistic operations	Keika Express Co., Ltd.
	Other income	Incidental income to the above	Keika Express CS Corporation (Consolidated subsidiary)
Sales section (Owner-operator development business)	Income from sales of products	Sales of light motor trucks and their accessories to owner-operators	Keika Express Co., Ltd.
	Other income from sales	Incidental income to the above	MC Convenience Co., Ltd. (Consolidated subsidiary) Luck Co., Ltd. (Non-consolidated subsidiary)

[System diagram – see Investor Guide]

2. Management Policy

(1) Basic management policy

Keika Express Co., Ltd. describes itself as "a trucking firm without trucks." It accepts contracts from shippers and provides low-cost, small-lot transportation services and incidental services. These services are actually outsourced from owner-operators developed by Keika Express. This approach is known as "double-outsourcing."

The efforts of businesses to reduce costs are reflected in growing demand for physical distribution outsourcing. Consumer demand for home delivery services is also expanding. The basic management policy of Keika Express is to achieve shared prosperity with customers and owner-operators, and to earn the trust of shareholders through its role as a physical distribution partner capable of providing its customers with optimized physical distribution infrastructure, including support and consultation.

In recent years Japan has experienced changes in its employment structure and a prolonged recession driven by a deflationary trend. The resulting restructuring in the business sector has had a major impact on both business activities and livelihoods.

These changes have also started to affect the physical distribution sector. Businesses are turning to strategic outsourcing so that they can focus their energies on their own core competencies, and most companies see the establishment of efficient physical distribution system as a key priority. Keika Express will continue to offer physical distribution support and consultation in various formats to meet the growing demand for business outsourcing. Its mission is to work in partnership with its customers to build new physical distribution service infrastructure that reflect current needs, and to provide consistently innovative physical distribution services.

(2) Basic policy on profit appropriation

Reliable profit distribution to shareholders is one the most important management priorities for Keika Express. Dividends will continue to be decided on the basis of business results in each accounting period, taking into account the need to retain income for future business development.

(3) Challenges

A key issue affecting the owner-operator development business relates to Japan's employment environment over the past few years. There has been a sustained growth trend in the number of applicants wishing to become owner-operators, but the financial status of applicants has continued to deteriorate over the years. Keika Express has limited the number of new owner-operators accepted for development, but owner-operator recruitment remains an imperative because of the growth of its transportation business. One solution has been the establishment of a start-up support business for light vehicle transportation operators based on the partial outsourcing of owner-operator development. Partial outsourcing of development operations is expected to lead to cost savings. Keika Express aims to secure owner-operators while minimizing its exposure to new long-term receivables and other burdens. It will work under this structure to expand the use of double-outsourcing in its transportation operations.

3. Business Performance

Overview of the Current Interim Period

(1) General Performance

Economic conditions remained difficult in the current interim period because of factors that included a prolonged slump in consumer spending, a harsh employment and income environment, falling share prices, and a deceleration of the U.S. economy.

In the transportation sector, there was a sharp increase in the number of businesses indicating that conditions had deteriorated compared with the previous year. This reflects stagnant consumer spending, as well as fallout from the IT slump. There was also a nationwide trend toward lower freight charges. Conditions remained difficult in Japan's deflationary environment.

The Keika Express Group continued to develop its business activities, especially its freight contracting operations, in this environment. In addition to the traditional demand for low-cost, non-standard freight services, it also continued the dynamic development of other approaches, including proposal sales based on outsourced transportation services using light freight vehicles, and the formation business partnerships. Keika Express also responded to growing demand for incidental service contracting that does not involve transportation or delivery of medium and large freight items. As a result, it was able to attract large volumes of contract business.

Net sales in the first half of the current interim period amounted to ¥14,848 million, an increase of 18.9% compared with the first half of the previous year. However, operating profit declined by 50.9% to ¥360 million, and there was an interim net loss of ¥73 million, compared with an interim net profit of ¥405 million in the previous year. This reflects the impact of Keika Express CS Corporation (formerly Footwork Delivery Service Corporation), on performance.

(2) Cash Flow Position

Cash and cash equivalents amounted to ¥1,974 million at the end of the current interim period, a decline of ¥179 million compared with the position at the end of previous accounting term.

Cash flows from operating activities
Cash flows from operating activities in the current interim period were negative by ¥2,435 million, compared with a positive result of ¥540 million in the previous accounting period. This was mainly the result of a reduction in operating profit resulting from the performance of Keika Express CS Corporation.

Cash flows from investment activities
Cash flows from investment activities in the current interim period were positive by ¥324 million. As noted above, this resulted from the acquisition of Keika Express CS Corporation.

Cash flows from financial activities

Cash flows from financial activities in the current interim period were positive by ¥1,931 million, up from negative ¥697 million in the previous interim period. This resulted primarily from increased short- and long-term borrowing.

(3) Segment Information

- Transportation Section

In the current interim period, Keika Express negotiated phased increases with shippers in cases where low prices made services unprofitable. As a result, the non-consolidated ratio of gross profit to transportation sales improved from 25.6% in the previous interim period to 28.3%. This improvement reflects customer recognition of the true value of the Keika Express business model. It also reflects changes in physical distribution needs over the past few years, including a trend toward high-frequency, small-lot transportation, and a gradual increase in the use of light freight vehicles to reduce delivery costs.

At the consolidated level, the ratio of gross profit to sales fell to 23.1%, compared with 25.5% in the previous year. This is because the in-house physical distribution costs of Keika Express CS, such as labor costs, service costs, maintenance costs and depreciation, are included in the cost of sales. However, Keika Express improved its ability to offer services based on business proposals with other companies, in addition to its own proposal sales capabilities. It also stepped up its efforts to discover new shippers. As a result, sales in the transportation segment showed buoyant growth to ¥11,070 million, an increase 33.7% compared with previous interim period. Operating profit amounted to ¥382 million.

- Sales Section

The lack of improvement in the Japanese employment environment was reflected in further growth in the number of people wishing to become independent business operators through the Keika Express owner-operator development system. The most important priority for Keika Express is the improvement of quality in its transportation operations. During the current interim period it worked to recruit quality owner-operators by tightening its screening procedures to ensure the suitability of applicants. Sales from the development business declined by 10.2% compared with the previous interim period to ¥3,777 million because of factors relating to new sales of vehicle bodies. Operating profit amounted to ¥726 million.

Outlook for the Whole of the Current Year

Economic conditions are expected to remain difficult in the second half of the current accounting period. However, this situation will have a positive effect on Keika Express, which specializes in proposal of cost-cutting solutions based on the outsourcing of physical distribution. Moreover, the focus of demand is shifting from consolidated transportation in medium or large trucks to delivery in light freight vehicles that are suitable for low-cost, high-frequency small-lot transportation. As in the first half, Keika Express will continue its efforts to discover new shippers while expanding the scope of its group activities through business alliances, M&A and other approaches.

In the first half, various restructuring measures, including the termination of unprofitable business transactions and the reduction of labor costs, were applied to the consolidated subsidiary Keika Express CS. These measures are expected to yield improvements in the second half and beyond. Keika Express CS will also establish a new light vehicle freight service as part of efforts to improve its business performance.

Over the whole of the current business year, sales are expected to reach ¥32,501 million, or 125.9% of the previous year's total. The forecasts for recurring profit and net profit are ¥2,453 million (195.2% of the previous year's total) and ¥1,020 million (150.0% of the previous year's total) respectively.

INTERIM CONSOLIDATED BALANCE SHEET

Assets

Item	This interim consolidated fiscal year (September 30, 2001) Amount	Ratio	Previous interim consolidated fiscal year (September 30, 2000) Amount	Ratio	Previous consolidated fiscal year (March 31, 2001) Amount	Ratio
		%		%		%
Current assets	9,099	64.1	6,859	66.6	7,785	66.4
Cash on hand and in bank	2,580		2,585		2,700	
Notes receivable and accounts	3,331		2,361		2,436	
Installment account receivable	2,164		1,305		1,711	
Inventories	40		15		40	
Deferred tax assets	146		113		132	
Others	902		529		821	
Allowance for doubtful receivable	▵ 66		▵ 50		▵ 57	
Fixed assets	5,096	35.9	3,443	33.4	3,933	33.6
(Tangible fixed assets)	999	7.0	911	8.8	886	7.6
Buildings and structures	285		274		270	
Machinery and delivery equipment	198		-		-	
Delivery equipment	-		139		128	
Land	426		416		416	
Others	88		81		71	
(Intangible fixed assets)	457	3.2	90	0.9	99	0.8
Intangible fixed assets	457		90		99	
(Investments and other assets)	3,638	25.7	2,440	23.7	2,947	25.2
Long-term accountsreceivable	2,199		1,402		1,694	
Claims in bankruptcy	694		443		541	
Deferred tax assets	696		557		649	
Deposits	824		712		754	
Others	238		219		273	
Allowance for doubtful receivable	▵ 1,015		▵ 894		▵ 966	
Total of assets	14,196	100.0	10,302	100.0	11,718	100.0

Liabilities

Item	This interim consolidated fiscal fear (September 30, 2001) Amount	Ratio	Previous interim consolidated fiscal year (September 30, 2000) Amount	Ratio	Previous consolidated fiscal year (March 31, 2001) Amount	Ratio
		%		%		%
Current liabilities	7,078	49.9	5,123	49.8	4,944	42.2
Notes payable and Accounts payable	447		148		223	
Short-term loans payable	2,326		1,521		883	
Long-term loans payable (maturity less than one year)	892		790		706	
Accounts payable to business	1,348		1,253		1,415	
Corporate tax, etc.payable	374		438		402	
Reserves for remuneration	111		95		94	
Deferred interest for installment	744		395		567	
Others	832		480		650	
Fixed liabilities	2,195	15.4	1,663	16.1	1,643	14.0
Long-term loans payable	1,696		1,434		1,279	
Reserves for retirement grants	122		9		22	
Reserves for retirement grants for retiring directors and Corporate	243		218		230	
Others	133		-		111	
Total of liabilities	9,273	65.3	6,787	65.9	6,587	56.2
Minority interest						
Minority interest	-	-	-	-	-	-
Equity						
Paid-in capital	1,182	8.3	544	5.3	1,182	10.1
Additional paid-in capital	1,108	7.8	336	3.2	1,108	9.5
Surplus from consolidation	2,640	18.6	2,637	25.6	2,846	24.3
Difference resulting from evaluation of securities, etc.	▵ 9	▵ 0.0	▵ 2	▵ 0.0	▵ 6	▵ 0.1
Total of equity	4,922	34.7	3,515	34.1	5,130	43.8
Total of liabilities, minority interest, and equity	14,196	100.0	10,302	100.0	11,718	100.0

(Unit: Millions of Yen)

INTERIM CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: Millions of Yen)

Item	This interim consolidated fiscal year (April 1, 2001 – September 30, 2001)		Previous interim consolidated fiscal year (April 1, 2000 – September 30, 2000)		Previous consolidated fiscal year (April 1, 2000 – March 31, 2001)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Net sales	14,848	100.0	12,489	100.0	25,809	100.0
Sales cost	9,666	65.1	7,438	59.6	15,616	60.5
Gross profit on sales	5,181	34.9	5,051	40.4	10,192	39.5
Selling expenses and administrative expenses	4,874	32.8	4,380	35.0	9,044	35.0
Operation profit	306	2.1	671	5.4	1,148	4.5
Non-operating income	95	0.6	114	0.9	191	0.7
Commission earned	36		50		91	
Compensation for damage	35		27		48	
Others	23		35		51	
Non-operating expenses	42	0.3	51	0.4	83	0.3
Interest payable	11		17		31	
Expenses for issue of new shares	-		7		8	
Preparation expenses for initial public offering	-		3		13	
Others	30		23		29	
Recurring profit	360	2.4	733	5.9	1,256	4.9
Special profit	0	0.0	0	0.0	0	0.0
Gain on sale of fixed assets	0		0		0	
Special loss	63	0.4	16	0.1	30	0.1
Loss from sale of fixed assets	-		0		0	
Loss on retirement of fixed assets	2		5		9	
Appraisal loss from investment securities	60		-		-	
Costs for introduction of accounting standard for retirement benefits	-		10		20	
Interim net earnings before tax, etc.	297	2.0	718	5.8	1,227	4.8
Corporate tax, resident tax and enterprise tax	373	2.5	441	3.5	785	3.0
Corporate tax, etc. of previous periods	57	0.4	-	-	-	-
Adjustment for corporate tax, etc.	△ 59	△ 0.4	△ 129	△ 1.0	△ 237	△ 0.8
Interim net earnings	△ 73	△ 0.5	405	3.3	680	2.6

STATEMENT OF INTERIM CONSOLIDATED SURPLUS

(Unit: Millions of Yen)

Item	This interim consolidated fiscal year [April 1, 2001 September 30, 2001]	Previous interim consolidated fiscal year [April 1, 2000 September 30, 2000]	Previous consolidated fiscal year [April 1, 2000 March 31, 2001]
	Amount	Amount	Amount
Initial balance of consolidated surplus	2,846	2,316	2,316
Decrease in consolidted surplus	132	84	150
Dividend	113	65	131
Bonus paid to directors	18	18	18
Interim net earnings	△ 73	405	680
Interim closing balance of consolidated surplus	2,640	2,637	2,846

STATEMENT OF INTERIM CONSOLIDATED CASH FLOW

(Unit: Millions of Yen)

Item	This interim consolidated fiscal year (April 1, 2001 – September 30, 2001) Amount	Previous interim consolidated fiscal year (April 1, 2000 – September 30, 2000) Amount	Previous consolidated fiscal year (April 1, 2000 – March 30, 2001) Amount
Cash flow from operating activities			
Interim net earnings before tax, etc.	297	718	1,227
Depreciation expenses	65	58	126
Increase in reserves for credit losses	52	393	472
Increase or decrease in reserves for bonus payment	△ 1	5	4
Increase or decrease in employees retirement benefit	△ 12	9	22
Increase or decrease in reserves for retirement grants for retiring directors and corporate auditors	12	11	23
Interest earned and dividend earned	△ 0	△ 0	△ 2
Interest payment	11	17	31
Increase in trade receivable	△ 1,243	△ 792	△ 1,328
Increase or decrease in installment credit	△ 465	792	364
Increase or decrease in inventory assets	22	△ 2	△ 28
Increase or decrease in purchase amount payable	△ 336	△ 17	219
Increase or decrease in unpaid consumption tax, etc.	△ 9	13	17
Increase or decrease in other assets or debt	△ 432	△ 376	14
Others	80	△ 13	△ 10
Sub-total	△ 1,956	817	1,154
Amount receivable for interest rate and dividend	0	0	2
Amount paid for interest rate	△ 19	△ 14	△ 26
Amount paid for corporate tax, etc.	△ 459	△ 262	△ 642
Cash flow from operating activities	△ 2,435	540	488
Cash flow from investing activities			
Expenditure for fixed-term deposits	△ 229	△ 204	△ 408
Receipts from fixed-term deposits	180	180	300
Expenditure for acquisition of investment securities	-	△ 69	△ 121
Receipts from sale of investment securities	3	-	-
Expenditure for acquisition of tangible property	△ 125	△ 72	△ 113
Receipts from sale of tangible property	2	9	11
Receipts from acquisition of shares of subsidiaries newly consolidated	515	-	
Others	△ 21	△ 9	△ 219
Cash flow from investing activities	324	△ 166	△ 551
Cash flow from financing activities			
Net balance of short-term borrowing	1,442	△ 208	△ 846
Receipts from long-term debt	1,000	-	150
Expenditure for payment of long-term borrowing	△ 397	△ 422	△ 811
Paid amount for dividends	△ 113	△ 65	△ 131
Receipts from issuing stocks	-	-	1,410
Cash flow from financing activities	1,931	△ 697	△ 230
Commutation balance of cash and cash equivalent	-	-	-
Decrease in cash or cash equivalent	△ 179	△ 323	△ 292
Initial balance of cash and cash equivalent	2,153	2,445	2,445
Interim closing balance of cash and cash equivalent	1,974	2,122	2,153

(Footnotes) [translation omitted other than segment information]

Segment Information

(1) Business Segments

Current Interim Accounting Period (from April 1 to September 30, 2001)

The principal business operations of the Keika Express Group are freight transportation contracting and owner-operator development. Separate segment information for these activities was not previously shown in the accounts because they were seen as a single, indivisible business segment, consisting of the sale of light freight vehicles based on Keika Express specifications to owner-operators to support the establishment of their businesses (owner-operator development), and the contracting of owner-operators to provide transportation services contracted to Keika Express by customers.

In the current interim accounting period, Keika Express has started to sell truck bodies based on its own specifications to non-group users as well as to owner-operators. It has also turned Keika Express CS, which owns freight vehicles and is involved primarily in provision of medium and large freight transportation services and related incidental services, into a consolidated subsidiary. These changes have partially reduced the linkage between freight transportation contracting and owner-operator development, and segment information will therefore be shown separately, starting in the current term.

(Millions of yen)

	Trans-portation	Owner-Operator Development	Total	Eliminations/ Corporate	Consolidated
I. Sales and Operating Profit					
Sales					
(1) Sales to customers	11,070	3,777	14,848	•	14,848
(2) Intersegment sales and transfers	•	117	117	(117)	•
Total	11,070	3,894	14,965	(117)	14,848
Operating expenses			9,707		
Cost of sales	8,533	1,173	4,148	(40)	9,666
Selling and administrative expenses	2,154	1,993		725	4,874
Total	10,688	3,167	13,855	685	14,541
Operating profit	382	726	1,109	(802)	306

2. Names of Main Goods and Products in Each Segment

Segment	Product	Details	Company Name

Transportation Section (Consigned freight transportation business)	Freight transportation revenues	Contracting of light vehicle freight transportation and incidental service	Keika Express Co., Ltd. Keika Express Corporation
	Other operating revenues	Freight insurance commissions, business development commissions, etc., pertaining to the above activities	
Sales Section (Owner-operator development business)	Sales of goods	Revenues from sales of light freight vehicles and accessories based on Keika Express specifications to owner-operators	Keika Express Co., Ltd. MC Convenience Co., Ltd. (Consolidated subsidiary) Luck PLC (Non-consolidated subsidiary)
	Other operating revenues	Affiliation charges, etc., pertaining to the above activities	

3. Operating expenses include eliminations and corporate items that cannot be apportioned. These amount to ¥727 million and relate mainly to the parent company's administrative operations.

5. Sales Condition

(Unit: Millions of Yen)

Segment	This interim consolidated fiscal year (April 1, 2001 to September 30, 2001)		Previous interim consolidated fiscal year (April 1, 2000 to September 30, 2000)		Previous consolidated fiscal year (April 1, 2000 to March 31, 2001)	
	Amount of sales	Ratio	Amount of sales	Ratio	Amount of sales	Ratio
Transportation section (Consigned freight transportation business)	11,070	74.6	8,282	66.3	17,577	68.1
Sales section (Owner-operator development business)	3,777	25.4	4,206	33.7	8,232	31.9
Total	14,848	100.0	12,489	100.0	25,809	100.0

November 15, 2001

Brief Statement of Financial Results for the Interim Fiscal Year ended March 2002 (Non-consolidated)

Name of the Listed Company: **Keika Express Co., Ltd.**

Securities Exchange where Listed: **Osaka Securities Exchange**

Security Code Number: **9374**

Location of Head Office: **Osaka-pref.**

For Inquiries: **Yuzuru Taninaka, Accounting Manager**

Telephone: +81-06-6907-5770 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

November 15, 2001

Interim Dividends: **Applicable/ Declared**

Date of Payment of Interim Dividends: **December 10, 2001**

1. Earnings of Interim Fiscal Year ended September 2001

(1) Operating Result

	Net sales	(Compared with the previous interim fiscal year)	Operating profit	(Compared with the previous interim fiscal fear)	Recurring profit	(Compared with the previous interim fiscal year)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Interim fiscal year ended September 2001	13,609	(12.4)	786	(63.9)	827	(64.1)
Interim fiscal year ended September 2000	12,109	(9.3)	479	(Δ26.7)	504	(Δ26.9)
Fiscal year ended March 2001	25,486		1,159		1,222	

	Interim net earnings	(Compared with the previous interim fiscal year)	Interim net earnings per share
	Millions of yen	%	Yen
Interim fiscal year ended September 2001	356	(30.3)	47.02
Interim fiscal year ended September 2000	273	(Δ21.8)	41.56
Fiscal year ended March 2001	668		95.07

(Footnotes: translation omitted)

(2) Condition of Dividends

	Interim dividends per share	Annual dividends per share
	Yen	Yen
Interim fiscal year ended September 2001	12.50	— —
Interim fiscal year ended September 2000	10.00	— —
Fiscal year ended March 2001	— —	25.00

(Footnotes: translation omitted)

(3) Financial Condition

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
Interim fiscal year ended September 2001	10,966	5,513	50.3	727.34
Interim fiscal year ended September 2000	8,246	3,556	43.1	540.48
Fiscal year ended March 2001	9,538	5,291	55.5	698.12

(Footnotes: translation omitted)

2. Earnings Forecast of Fiscal Year ended March 2002

	Net sales	Recurring profit	Net earnings	Annual dividends per share	
				Year-end	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Whole fiscal year	29,861	3,100	1,636	12.50	25.00

Reference: Estimated Current Net Earnings per Share 215.93 Yen

Interim Balance Sheet

(Unit: Millions of Yen)

Assets						
Item	This interim fiscal year (September 30, 2001)		Previous interim fiscal year (September 30, 2000)		Previous fiscal year (March 31, 2001)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Current assets	6,614	60.3	5,092	61.8	5,981	62.7
Cash on hand and in bank	2,285		2,192		2,472	
Notes receivable	5		6		3	
Accounts receivable	3,284		2,354		2,620	
Inventories	40		15		40	
Deferred tax assets	49		54		50	
Others	992		511		839	
Allowance for doubtful receivable	△ 41		△ 41		△ 45	
Fixed assets	4,351	39.7	3,153	38.2	3,557	37.3
(Tangible fixed assets)	909	8.3	908	11.0	885	9.3
Buildings	268		271		266	
Land	416		416		416	
Others	224		221		202	
(Intangible fixed assets)	104	1.0	81	1.0	89	0.9
Intangible fixed assets	104		81		89	
(Investments and other assets)	3,337	30.4	2,163	26.2	2,581	27.1
Long-term accounts receivable	2,099		1,296		1,577	
Claims in bankruptcy	453		308		372	
Deferred tax assets	391		392		414	
Deposits	722		702		744	
Others	490		242		294	
Allowance for doubtful receivable	△ 819		△ 778		△ 821	
Total of assets	10,966	100.0	8,246	100.0	9,538	100.0

Liabilities						
Item	This interim fiscal year (September 30, 2001)		Previous interim fiscal year (September 30, 2000)		Previous fiscal year (March 31, 2001)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Current liabilities	4,540	41.4	4,182	50.7	3,768	39.5
Accounts payable	160		147		222	
Short-term loans payable	1,583		1,371		755	
Long-term loans payable (maturity less than one year)	253		331		217	
Accounts payable to business consignors	1,365		1,253		1,415	
Corporate tax, etc. payable	335		415		390	
Reserves for remuneration	94		92		91	
Others	747		570		675	
Fixed liabilities	912	8.3	507	6.2	477	5.0
Long-term loans payable	433		279		225	
Convertible bonds	200		-		-	
Reserves for retirement grants	36		9		22	
Reserves for retirement grants for retiring directors and Corporate Audiors	242		218		230	
Total of liabilities	5,453	49.7	4,690	56.9	4,246	44.5
Equity						
Paid-in capital	1,182	10.8	544	6.6	1,182	12.4
Additional paid-in capital	1,108	10.1	336	4.1	1,108	11.6
Earned surplus reserve	48	0.4	28	0.3	35	0.4
Other surplus	3,183	29.1	2,649	32.1	2,972	31.2
1. Voluntary reserve	2,500		2,000		2,000	
2. Unappropriated retained earnings	683		649		972	
Difference resulting from evaluation of securities, etc.	△ 9	△ 0.1	△ 2	△ 0.0	△ 6	△ 0.1
Total of equity	5,513	50.3	3,556	43.1	5,291	55.5
Total of liabilities, minority interest, and equity	10,966	100.0	8,246	100.0	9,538	100.0

Interim Profit and Loss Statement

(Unit: Millions of Yen)

Item	This interim fiscal year (April 1, 2001 - September 30, 2001)		Previous interim fiscal year (April 1, 2000 - September 30, 2000)		Previous fiscal year (April 1, 2000 - March 31, 2001)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Net sales	13,609	100.0	12,109	100.0	25,486	100.0
Sales cost	8,146	59.9	7,317	60.4	15,453	60.6
Gross profit on sales	5,462	40.1	4,792	39.6	10,032	39.4
Selling expenses and administrative expenses	4,675	34.3	4,312	35.6	8,872	34.8
Operation profit	786	5.8	479	4.0	1,159	4.6
Non-operating income	88	0.6	88	0.7	161	0.6
Interest and dividend earned	2		2		4	
Commission earned	36		50		91	
Compensation for damage	35		27		48	
Others	13		6		17	
Non-operating expenses	47	0.3	63	0.5	98	0.4
Interest payable	9		17		30	
Expenses for issue of company bonds	10		-		-	
Cancel charge payable	7		12		16	
Preparation expenses for initial public offering	-		3		13	
Others	19		30		38	
Recurring profit	827	6.1	504	4.2	1,222	4.8
Special profit	0	0.0	0	0.0	0	0.0
Gain on sale of fixed assets	0		0		0	
Special loss	57	0.4	16	0.2	30	0.1
Loss from sale of fixed assets	-		0		0	
Loss on retirement of fixed assets	2		5		9	
Appraisal loss from investment securities	55		-		-	
Costs for introduction of accounting standard for retirement benefits	-		10		20	
Interim net earnings before tax	770	5.7	488	4.0	1,193	4.7
Corporate tax, resident tax and enterprise tax	335	2.5	409	3.3	735	2.9
Corporate tax, etc. of previous periods	52	0.4	-	-	-	-
Adjustment for corporate tax, etc.	26	0.2	△ 194	△ 1.6	△ 210	△ 0.8
Interim net earnings	356	2.6	273	2.3	668	2.6
Earned surplus carried forward to this interim fiscal year	326		376		376	
Interim dividends	-		-		65	
Earned surplus reserved with regard to interim dividends	-		-		6	
Unappropriated retained earnings	683		649		972	